SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

SOUTHINGTON SAVINGS BANK 401 (k) PLAN
(Full Title of the Plan)

34-0-25158
(Commission
File Number)

BANCORP CONNECTICUT, INC.
121 MAIN STREET
                         SOUTHINGTON, CONNECTICUT 06489
(Name and Address of Principal Executive Office of Issuer)

SOUTHINGTON SAVINGS BANK 401 (k) PLAN

FORM 11-K

INDEX

EXHIBITS

Exhibit Number	Description
23	Consent of Independent Accountants

_____________

* Other supplemental schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
Southington Savings Bank 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Southington Savings Bank 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 14, 2002

Southington Savings Bank
401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Assets

Investments, at fair value	$ 3,604,578	$ 2,898,988

Participant notes	48,578	91,033

Receivables
Employer contributions	15,097	35,599
Employee contributions	-	22,283

	$ 3,668,253	$ 3,047,903

The accompanying notes are an integral part of these financial statements.

Southington Savings Bank
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2001 and 2000

Additions to net assets attributed to	2001	2000
Investment income
Interest	$ 103,697	$ 175,089
Dividends	40,854	30,607
Net appreciation (depreciation) in fair value of investments	42,110	(369,455)

	186,661	(163,759)

Contributions
Employer	156,008	152,554
Employee	373,354	376,878

	529,362	529,432

Total additions	716,023	365,673
Deductions from net assets attributed to
Benefit payments	95,673	192,275

Total deductions	95,673	192,275

Net increase	620,350	173,398
Net assets available for benefits at beginning of year	3,047,903	2,874,505

Net assets available for benefits at end of year	$ 3,668,253	$ 3,047,903

The accompanying notes are an integral part of these financial statements.

Southington Savings Bank
401(k) Plan
Notes to Financial Statements
December 31, 2001 and 2000

            1.    Description of Plan

The following description of the Southington Savings Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General
  The Plan is a defined contribution plan established effective January 1, 1987, restated January 1, 1994 and most recently amended effective January 1, 2000. Employees of Southington Savings Bank (the "Bank") which is a wholly-owned subsidiary of Bancorp Connecticut, Inc. (the "Company") become eligible to participate upon completing, at a minimum, one year of service and attaining the age of 21. One year of service is defined by the Plan agreement as 1,000 hours of service in the 12 consecutive months immediately following the initial date of employment. Eligible employees become participants as of January 1, April 1, July 1 or October 1, of the Plan year in which eligibility requirements are met.  The Plan is subject to the provisions of the ERISA.

  Contributions
  Participants may contribute an amount equal to not more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds and Company common stock as investment options for participants. Employee contributions are recorded in the period during which the Bank makes payroll deductions from the participant's earnings.

  The Bank contributes a matching contribution in an amount not to exceed 66-2/3 percent of the first six percent contributed by a participant.

  During 2001, the Merrill Lynch Growth Fund was eliminated as an investment option and the balance in that fund was transferred into the Merrill Lynch Fundamental Growth Fund.

  Participant Accounts
  Each participant's account is credited with the participant's contribution and allocation of the employer contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting
  Participants are 100 percent vested in their contributions and the employer contribution plus actual earnings thereon.

  Benefit Payments
  On termination of service or reaching of normal retirement age, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, or installment cash payments. Distributions are subject to the applicable provisions of the Plan agreement.

  Participant Notes
  Participants may borrow up to a maximum of $50,000 or 50 percent of his or her account balance, whichever is less at the date of the borrowing. A loan is collateralized by the balance in the participant's account and bears interest at an effective annual rate commensurate with market rates for similar loans, as defined (8.26% to 10.00% and 8.25% to 10.00% for the years ended December 31, 2001 and 2000, respectively).

  Cash Equivalents
  Contributions received prior to year-end awaiting investment in the appropriate investment option at December 31, 2001 and 2000 are invested in the CMA Money Fund, which is recorded at fair value.

  Plan Administration Expenses
  All administrative expenses of the Plan are paid for by the Bank, in accordance with Plan provisions.

             2.    Summary of Accounting Policies

Method of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation
Investments in mutual funds are recorded at net asset value, as reported by Merrill Lynch Trust Company. The NAV is computed by dividing the total value of each fund's net assets by the total number of its shares outstanding. Participant notes receivable are valued at cost which approximates fair value. The Company common stock is valued at its quoted market price.

Risks and Uncertainties
The Plan provides various investment options to participants. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities may occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

             3.    Investments

Investments that represent five percent or more of the Plan's net assets are separately identified below.

	Fair Value at December 31,
	2001	2000

Merrill Lynch Retirement Preservation Trust Fund units, 978,956; 729,052	$ 978,956	$ 729,052
Merrill Lynch Balanced Capital Fund units, 17,758; 16,967	461,360	502,046
Merrill Lynch S&P 500 Fund units, N/A; 11,556	N/A	186,739
MFS Massachusetts Investors Trust Fund units, 11,409; 10,382	185,053	204,119
MFS Emerging Growth Fund units, 8,041; 6,971	253,620	298,551
Bancorp Connecticut, Inc. Company Common Stock shares, 60,081; 48,174	1,171,584	638,301

Investment Performance

The Plan's investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments during the year) changed, as follows:

	Years Ended December 31,
	2001	2000

Mutual Funds
Merrill Lynch Retirement Preservation Trust Fund	$ -	$ -
Merrill Lynch Balanced Capital Fund	(55,970)	(24,921)
Merrill Lynch Basic Value Fund	(10,515)	(9,920)
Merrill Lynch Corporate Bond Fund	1,593	1,370
Merrill Lynch Fundamental Growth Fund	(43,737)	(44,290)
Merrill Lynch Global Allocation Fund	(75)	(1,186)
Merrill Lynch International Equity Fund	(5,526)	(8,640)
Merrill Lynch S&P 500 Index Fund	(32,574)	(18,591)
MFS Massachusetts Investors Trust Fund	(39,522)	(10,630)
MFS Emerging Growth Fund	(85,144)	(135,616)
AIM International Equity Fund	(2,604)	(1,738)

	(274,074)	(254,162)

Bancorp Connecticut, Inc. Common Stock	316,184	(115,293)

Net increase (decrease)	$ 42,110	$ (369,455)

             4.    Related-Party Transactions

Plan assets include investments in funds managed by Merrill Lynch. Frontier Trust Company, FSB is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Bank have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of Bancorp Connecticut, Inc. common stock, the parent company of the Bank, which also qualifies as a party-in-interest.

              5.    Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

             6.    Tax Status

The Bank has adopted a Merrill Lynch Special Prototype Defined Contribution Plan which has been determined by the Internal Revenue Service to be in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

             7.    Reconciliation of Plan Financial Statements to the Form 5500

The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions in the Form 5500 by the amount of contributions accrued at December 31, 2001 and 2000. The ending net assets balances are reconciled as follows:

	December 31,
	2001	2000

Net assets, reflected on Form 5500	$ 3,653,156	$ 2,990,021
Add: Employer contributions receivable	15,097	35,599
Employee contributions receivable	-	22,283

Net assets, reflected in the financial statements	$ 3,668,253	$ 3,047,903

             8.    Subsequent Event

On April 11, 2002, the Company announced that it had agreed to be acquired by Banknorth Group, Inc. The acquisition of the Company by Banknorth Group, Inc. is expected to be completed in the third quarter of 2002. The ultimate impact on the Plan has not yet been determined.

Southington Savings Bank	Supplemental Schedule
401(k) Plan	Schedule I
Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year) December 31, 2001

		(c)
(a)	(b) Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	Merrill Lynch Trust	Merrill Lynch Retirement Preservation Trust Fund	N/A**	$ 978,956

*	Merrill Lynch Trust	Merrill Lynch Balanced Capital Fund	N/A**	461,360

*	Merrill Lynch Trust	Merrill Lynch Basic Value Fund	N/A**	82,404

*	Merrill Lynch Trust	Merrill Lynch Corporate Bond Fund	N/A**	106,818

*	Merrill Lynch Trust	Merrill Lynch Fundamental Growth Fund	N/A**	121,857

*	Merrill Lynch Trust	Merrill Lynch Global Allocation Fund	N/A**	32,393

*	Merrill Lynch Trust	Merrill Lynch International Equity Fund	N/A**	26,110

*	Merrill Lynch Trust	Merrill Lynch S&P 500 Index Fund	N/A**	174,583

*	Merrill Lynch Trust	MFS Massachusetts Investors Trust Fund	N/A**	185,053

*	Merrill Lynch Trust	MFS Emerging Growth Fund	N/A**	253,620

*	Merrill Lynch Trust	AIM International Equity Fund	N/A**	3,998

*	Bancorp Connecticut, Inc.	Company Common Stock	N/A**	1,171,584

*	Plan Participants	Participant Notes Receivable	N/A**	48,578

*	Merrill Lynch Trust	Cash Equivalents (CMA Money Fund)	N/A**	5,842

	Total Assets			$ 3,653,156

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	Cost information has been omitted for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Southington Savings Bank 401 (k) Plan (Name of Plan)

Date: June 24, 2002	By: /s/ Robert D. Morton Robert D. Morton Plan Administrator